Exhibit 23.2


                Consent of Independent Auditors





The Board of Directors and Stockholders
Unique Mobility, Inc.:



We consent to incorporation by reference in Amendment No. 3 to the registration statement (No. 333-23843) on Form S-3 of Unique Mobility, Inc. of our report dated January 16, 1997 relating to the balance sheets of Taiwan UQM Electric Co., Ltd. as of December 31, 1996 and 1995, and the related statements of income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1996, which report appears in the March 31, 1997 Transition Report on Form 10-KT/A of Unique Mobility, Inc., and to the reference to our firm under the heading "Experts" in the registration statement and prospectus.



Horwath & Co.


Taipei, Republic of China
September 30, 1997